CHARLENE GRANT

Vice President, Counsel

Law Department

Phone: 949-219-7286

Fax: 949-219-3706

Charlene.Grant@pacificlife.com

June 8, 2016

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Pacific Select Exec Separate Account of Pacific Life Insurance Company
Initial Registration Statement on Form N-6 (MVP VUL Accumulator)
File Nos. 333-209919; 811-05563

Dear Ms. Skeens:

On behalf of Pacific Life Insurance Company (“Pacific Life” or the “Company”), Pacific Select Exec Separate Account of Pacific Life (811-05563) (hereinafter collectively referred to as “Registrant”), set forth below are responses to Staff comments dated April 29, 2016, in connection with the above referenced Registration Statement on Form N-6, filed March 4, 2016. The changes made in connection with this response will be reflected in a Pre-Effective Amendment to the above referenced Registration Statement.

General

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement.

Response: We hereby confirm that any missing information will be included and filed via a pre-effective amendment to the registration statements.

2. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

Response: We hereby confirm that the prospectus name (MVP VUL Accumulator) will continue to be the same as that associated with the EDGAR class identifier.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits and/or features of the contracts or whether the company will be solely responsible for all benefits and features associated with the contract.

Response: Other than reinsurance contracts, we hereby confirm that there are no third party support agreements; the Company is primarily responsible for paying out any guarantees associated with this policy.

Ms. Skeen

June 8, 2016

Fee Tables

4. With respect to the third sentence of the narrative following the range of “Total Annual Fund Operating Expenses,” please confirm supplementally that all waivers and/or expense reimbursement arrangements referenced in this section extend for a period of at least 12 months from the effective date of this registration statement.

Response: We hereby confirm that any waiver and/or expense reimbursement agreements generally will remain in effect for a period of 12 months from the date of this prospectus (certain Funds extend through April 30, 2017). These agreements are generally renewed on an annual basis.

Policy Basics

5. Issuing the Policy (p.17; comment applies throughout the prospectus): We note that the term “grace period,” which appears in the second bullet point of this section, is not defined in the prospectus until p. 59 (“Lapse and Reinstatement”). Given the importance of this term for purposes of the new Premier LTC Rider, please include a definition in the glossary at the front of the prospectus. In addition, please confirm that the term is consistently capitalized wherever it appears. (Currently, it is sometimes capitalized and sometimes not.)

Response: We have included a definition of the term “Grace Period” in the glossary at the front of the prospectus and have consistently capitalized the term wherever it appears in the prospectus.

6. Your Free Look Right (pp. 18-19):

a. Please disclose all state variations to the free look right in Appendix B, rather than referring the policy holder to his/her Policy.

Response: We confirm that we have disclosed all state variations to the Free Look Right in Appendix B.

b. Your procedures for handling premiums during the free look period are confusing. For example, while you state that the procedures differ for a replacement policy, you do not state what those procedures are. It is also not clear whether all initial premiums (other than those with contrary instructions from California policy holders) are deposited into the Fidelity VIP Government Money Market Variable Account (“MMF”) during the free look period. Please note that if initial premiums are deposited into the MMF during the free look period, the company is required to refund the greater of premium payments or the amount calculated pursuant to the fourth and seventh paragraphs on p. 19. See State Farm Life Insurance Company (pub. avail. Oct. 24, 1997). The refund amount calculated pursuant to these paragraphs is appropriate only where premiums are allocated pursuant to the policy holder’s instructions and the applicable state does not require a return of premium payments. See The Penn Mutual Life Insurance Company (pub. avail. May 21, 1976). Please revise the free look disclosure accordingly.

Response: We have revised the disclosure to eliminate any potential confusion. The second and third paragraphs have been revised to read: “You will find a complete description of the free look period that applies to your Policy on the Policy’s cover sheet or on a notice that accompanies it. Generally, the free look period ends 10 days after you receive your Policy, but in some states, the free look is different. See Appendix B for a list of state variations to the free look period. Some states may also have a different free look period if you are replacing another life insurance policy. Appendix B also provides a list of state variations to the free look period for replacement policies. Please call us or your life insurance producer if you have questions about your Free Look Right.”

Ms. Skeen

June 8, 2016

We have deleted the fourth paragraph and revised the fifth paragraph as follows: “We will allocate any premium payments we receive during the free look period in accordance with the requirements of the state in which your Policy was issued. In states that require us to return all premiums paid, your initial Net Premium will be allocated to the Fidelity VIP Government Money Market Variable Account and will remain there during the entire free look period. At the end of the free look period, your premiums will be allocated to the Variable Investment Options you selected. In states that do not require us to return all premiums paid, your initial Net Premium will be applied to the Variable Investment Options you selected.

“If your Policy was issued in a state that requires us to refund your premium, we will return the entire amount of premiums paid, less any Policy Debt. If your Policy was issued in a state that does not require us to refund your premium, the amount we return to you will include:

•	any charges or taxes we have deducted from your premiums;
•	the Net Premiums allocated to the Fixed Options;
•	the Accumulated Value allocated to the Variable Investment Options; and
•	any monthly fees and charges we have deducted from your Policy’s Accumulated Value in the Variable Investment Options.

“The amount of your refund may be more or less than the premium payments you have made, depending on the state in which your Policy was issued. See Appendix B for information on which states do or do not require refund of premiums paid.”

c. Please supplementally explain your legal basis for holding premiums in the MMF prior to the policy issuance as described in the third paragraph on p. 19.

Response: We rely on Rule 6e-3(T) §(b)(12)(iii) of the Investment Company Act of 1940, which provides an exemption from the redeemability provisions outlined in §22(e) of the Act.

d. Please also reconcile the disclosure in this section with the disclosure in the chart on p. 23 which states, “In some states we will hold your Net Premium payments in the Fidelity VIP Government Money Market Variable Account until the Free Look Transfer Date.”

Response: The chart is intended to illustrate the flow of Net Premium generally and without regard to the Free Look Period. Accordingly, we have deleted the last paragraph of the explanatory disclosure, which we believe merely adds confusion. We believe the disclosure contained in POLICY BASICS – Your Free Look Right adequately explains the applicable premium allocation process during the Free Look Period.

e. Please confirm supplementally that California does not require return of premiums in situations where you are allocating premium payments in accordance with the policy holder’s instructions.

Response: We hereby confirm that California does not require return of premiums when premium payments are allocated to the variable investment options in accordance with the policy owner’s instructions.

7. When we pay Death Benefits (p. 29): Please revise your disclosure in the fourth paragraph to state that all material state variations are noted in Appendix B, rather than by reference to the Policy or Rider.

Response: We have revised the disclosure in the paragraph 4 by deleting the second and third sentences.

8. Optional Riders and Benefits (p. 29): Please clarify here or in the discussion of the actual rider which optional riders must be elected with the Policy application (or at Policy issue) (e.g., Short Term No-Lapse Guarantee Rider and Accidental Death Rider) and which are not available in certain states.

Ms. Skeen

June 8, 2016

Response: For any riders that must be elected at Policy issue, we have added applicable disclosure where it did not previously exist. We have also added the following sentence in the description of the Benefit Distribution Rider: “This Rider is not available in Utah and Louisiana.”

9. Short Term No-Lapse Guarantee Rider (pp. 33-34): In the fifth paragraph on p. 34, please state the reinstatement conditions or cross-reference where they may be found.

Response: We have added the following disclosure: “See Lapsing and Reinstatement – Reinstating a lapsed Policy.”

10. Benefit Distribution Rider (pp. 34-35): Please clearly state here what is meant by the statement, “[c]ertain riders attached to your Policy may restrict your ability to request unscheduled increases in Coverage Layers and therefore restrict any changes to the Benefit Distribution Elections.” Please specify the riders with these restrictions.

Response: We have added the following sentence for clarification: “If you have elected the Premier Living Benefits Rider, the Overloan Protection III Rider or the Terminal Illness Rider, you may not be eligible to request unscheduled increases in Coverage Layers and therefore changes to the Benefit Distribution Elections will be restricted.”

11. Guaranteed Insurability Rider (p. 36): Please identify the conditions mentioned in the first paragraph.

Response: We have revised the third sentence of the first paragraph as follows: “You may have flexibility to change the option dates following the birth or adoption of a child of the Insured.”

Policy Benefits

12. Premier LTC Rider (“LTC Rider”) (pp. 36-45): This section is confusing for a number of reasons including, but not limited to, those listed below. Please review and revise for clarity and consistency.

a. In the paragraph summarizing the purpose of the LTC Rider, please clarify that the rider’s benefits are subject to wait periods, exclusions, and other conditions as described in this section. Please also add a clear description of how the LTC Rider operates. In addition, please clarify where Covered Services must be performed under the LTC Rider. For example, is there coverage for Covered Services provided in an Insured’s or other private residence?

Response: We have added the following description: “You can elect the LTC Rider at policy issue. The Rider allows the Policy Owner to accelerate the Policy’s death benefit proceeds as a monthly benefit for Covered Services while the Insured is Chronically Ill and receiving Qualified Long-Term Care Services at an approved facility prescribed under a Plan of Care, subject to the limitations, exclusions and eligibility conditions defined in the Rider. We assess a monthly charge for the Rider.

b. Throughout this section, several terms are not defined, defined after first use, defined inconsistently, or inconsistently capitalized. Please review and revise as necessary.

Response: We have made the requested revisions by adding definitions to the definitions section and capitalizing defined terms throughout.

c. Please clarify whether this LTC Rider may be used concurrently with the Premier Living Benefits Rider and/or the Terminal Illness Rider. If such concurrent use is permitted, please also clarify this in the sections addressing these other two riders. Please also describe all applicable terms and limitations regarding such concurrent use.

Ms. Skeen

June 8, 2016

Response: We have added the following paragraph following the first paragraph of the Premier LTC Rider section: “This Rider cannot be added to any policy that has the Premier Living Benefit Rider attached. The Rider can be added to a policy that has the Terminal Illness Rider, as long as the Insured meets the eligibility requirements for each rider.

d. Rider Charge (p. 37): Please clarify when the “Claim Period” begins for purposes of the waiver described in this subsection. If rider charges still apply during the Elimination Period (as the definition of “Claim Period” appears to indicate), please state this here.

Response: We have added the following disclosure to the second paragraph under Rider Charge: “Rider charges will apply during any Elimination Period.”

e. Rider Terms (pp. 37-38):

i. Acceleration Percentage: Please consider renaming this term to more clearly reflect its purpose. In addition, please consider providing an example to illustrate how this percentage is calculated.

Response: We respectfully decline to rename the term since it is a defined term in the policies that have been filed with and approved by the states in which the policies, and the Rider, are offered for sale.

ii. Adjusted LTC Coverage Amount: Since, as later discussed, benefit payments reduce the unadjusted LTC Coverage Amount (but not the “Adjusted” amount), please explain more clearly here and in the succeeding example section the difference between the Adjusted LTC Coverage Amount and the LTC Coverage Amount, and the impact of each on the available coverage under the LTC Rider..

Response: We have revised the definitions for both LTC Coverage Amount and Adjusted LTC Coverage Amount in the Rider Terms section as follows: “LTC Coverage Amount - the total benefits payable under the Rider, adjusted for certain policy transactions as further described in LTC Coverage Amount; and

Adjusted LTC Coverage Amount - the amount used to calculate the Maximum Monthly Benefit Payment Amount. If no benefits have been paid under the Rider, the Adjusted LTC Coverage Amount is equal to the LTC Coverage Amount. If benefits have been paid under the Rider, the Adjusted LTC Coverage Amount is equal to the LTC Coverage Amount plus the sum of benefits paid under the Rider.”

iii. Chronically Ill Individual: Please clarify here who must certify in writing that an Insured is chronically ill. In addition, please clarify whether the 90-day period referenced in this definition counts as part of the Elimination Period (defined below). If not, please note this in the definition of Elimination Period.

Response: As disclosed in the section titled “Limitations, Exclusions and Eligibility Conditions for Benefits,” a Licensed Health Care Practitioner must certify that an insured is a Chronically Ill Individual.

iv. Elimination Period: Please state how long this period lasts. If the Elimination Period may vary in length, please so state and identify the factors that determine the length of the period. Also, is each claim subject to a new Elimination Period?

Response: We have expanded the Elimination Period definition as follows: “The Elimination Period is 90 days for all covered services. The Elimination Period must only be met once; any subsequent claim will not be subject to a new Elimination Period.”

Ms. Skeen

June 8, 2016

v. Licensed Health Care Practitioner: The Premier Living Benefits Rider, discussed in the section immediately following this one, includes a definition of “Licensed Health Care Practitioner” that conflicts with this one. This is confusing. Please consider using different definitions in each section.

Response: We respectfully decline to make any changes to these definitions. They are unique to each of the Riders and have been filed accordingly with the states.

vi. Monthly Per Diem Limitation: Please disclose here where a contract owner may find the currently effective Per Diem Limitation declared by the Internal Revenue Service.

Response: We have added the following disclosure: The IRS releases updated Per Diem Limitations annually. Current Per Diem Limitations can be found on the IRS’ website at www.irs.gov. You may also contact us at our Life Insurance Operations Center to request a quote for the current Limitations.

vii. Nursing Home Facility: The term “Physician,” as used here, is not defined. Therefore, please include a definition here and, if this term has the same meaning as the term “Licensed Physician,” which appears in the “Terminal Illness Rider” section, please ensure that the LTC Rider definition is consistent with that rider’s definition.

Response: We have added a definition for “Physician” as follows: “A doctor of medicine or osteopathy legally authorized to practice medicine and surgery by the state in which he or she performs such function or action (as defined in Section 1861(r)(1) of the Social Security Act.”

viii. Option C Amount: Please explain in plain English the meaning of the phrase ‘without regard to any Minimum Death Benefit.”

Response: We have revised the definition as follows: “If Death Benefit Option C is elected, the Option C Amount is the Policy’s Total Face Amount plus premiums paid, less any withdrawals or other distributions subject to Death Benefit Option C Limit as described in the Policy Specifications.

ix. Plan of Care: Please describe the verification process required for this Plan of Care. For example, please explain what is meant by “generally accepted standards,” and whether there is a time limit for verification.

Response: We have revised the definition as follows: “ – a written individualized plan of services which is appropriate and consistent with the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). An approved Plan will be consistent with the care needs that were verified during the process of establishing that the Insured is a Chronically Ill Individual. When we have received all information required to verify the Plan of Care, which will include the proposed provider of long term care services, we will generally complete the verification process within ten business days of the date of the claimant’s benefit eligibility approval.”

f. Limitations, Exclusions and Eligibility Conditions for Benefits:

i. In this section, please disclose whether the LTC Rider may cover more than one Claim Period in situations where, for example, the same Insured may require long-term care on more than one occasion. If so, please clarify whether the five bullet-pointed conditions apply to successive claims. In addition, please include an example illustrating how the LTC Rider’s benefits are calculated for additional claims.

Response: We have added the following disclosure after the fifth bullet: “If the Insured recovers from a Chronic Illness and the LTC Coverage Amount has not been exhausted, a new claim may be initiated, subject to the same eligibility requirements that applied to the initial claim. However, the Elimination

Ms. Skeen

June 8, 2016

Period will already have been satisfied. Benefits for subsequent claims will be calculated in the same manner as they were for the initial claim.”

ii. In the second full paragraph at the top of p. 39:

a) The sentence “Certain pre-existing limitations apply” appears to mean “Certain pre-existing condition limitations apply.” Please review and revise as applicable. In addition, please bold this sentence.

Response: We have corrected the disclosure to include the word “condition” as suggested and bolded the entire sentence.

b) The disclosure regarding the effect of pre-existing conditions in this section is confusing and contrary to the common understanding of this term since there appears to be coverage for disclosed pre-existing conditions. Please explain more clearly, if true, that disclosed pre-existing conditions are covered, while undisclosed pre-existing conditions are not. Also, clarify whether there can be coverage for undisclosed pre-existing conditions after the first six months of the Rider Effective Date.

Response: Respectfully, we believe the disclosure outlining the pre-existing condition limitations is accurate. If a pre-existing condition was disclosed in the application, that pre-existing condition will be covered. If it was not disclosed in the application, it will not be covered.

c) Please explain more clearly how the waiting periods applicable to the LTC Rider will work with pre-existing conditions. What is meant by the statement that “Confinements due to pre-existing conditions disclosed in the application are immediately covered”? For example, would the 90-day period for certification of an Insured as chronically ill, and the following Elimination Period, be waived?

Response: By way of clarification, the statement means that there is no waiting period for a pre-existing condition that was disclosed in the application. We have revised the sentence as follows: “If the Insured is Confined for a pre-existing condition that was disclosed in the application the Elimination Period is waived.

iii. In the following paragraph, the ninth bullet point lists “Treatment provided in a government facility unless otherwise required by law.” Please clarify what “otherwise required by law” means. Further, please clearly identify the exclusions in the tenth bullet point.

Response: The language is prescribed under the NAIC Model Long-Term Care Regulations. For the sake of clarity, we have revised the bullet as follows: “…unless current or future law requires that this Rider provide coverage.”

g. LTC Coverage Amount (pp. 39-41):

i. In the first paragraph, please clarify, if true, that the LTC Coverage Amount is the maximum amount of benefits payable under the LTC Rider.

Response: We have added the word “maximum” to the sentence.

ii. In the second paragraph, the fourth bullet point (immediately preceding the table) is extremely confusing. Please review and revise for plain English.

Response: We have revised the bullet as follows: “the LTC Coverage Amount is greater than the Policy’s Total Face Amount; or, if you selected Death Benefit Option C, the LTC Coverage Amount will be decreased to the lesser of the Policy’s Total Face Amount or the Option C amount.”

Ms. Skeen

June 8, 2016

iii. Please delete the sentence immediately following the table (beginning “Restrictions on LTC Coverage Amount decreases….”). All material information concerning the LTC Rider must be included in the body of the prospectus. Therefore, please include a discussion of these restrictions here.

Response: We have deleted the referenced sentence and added the following disclosure: “The LTC Coverage Amount will be decreased at the time:

•	we receive your Written Request;
•	we pay a benefit in accordance with the terms of the Rider;
•	a withdrawal from the Policy occurs; or
•	the LTC Coverage Amount is greater than the Policy’s Total Face Amount; or, if you selected Death Benefit Option C, the LTC Coverage Amount will be decreased to the lesser of the Policy’s Total Face Amount or the Option C Amount.”

iv. In the paragraph beginning “We do not permit Increases….”, please clarify that the term “Adjusted LTC Coverage Amount” is not the same as “New LTC Coverage Amount,” which is used in the table. Please also reconcile with comment 12(e)(ii) above.

Response: We have updated the table headings and replaced “New LTC Coverage Amount” with “LTC Coverage Amount After Transaction.”

v. Hypothetical Example #2: Please define the abbreviation “WD.”

Response: We have inserted “WD” in parentheses after the first use of the word “Withdrawal” in the LTC Rider section.

vi. Hypothetical Example #3: In the last paragraph, please add dollar signs where applicable.

Response: We have inserted dollar signs where applicable.

h. The Rider at Exercise (pp. 41-43):

i. Please ensure that all defined terms are consistently capitalized (e.g., “LTC Benefit Amount,” which is sometimes capitalized, and sometimes not).

Response: We have reviewed all defined terms and globally searched the document to ensure that all defined terms are capitalized throughout.

ii. In the formula given for the calculation of benefits under “LTC Benefit Proceeds During Policy Grace Period,” please explain why the last value (in sub-paragraph (c)) is “multiplied by 1.” Given that any number multiplied by 1 equals the same number, it is unclear why this step is necessary.

Response: The last value in sub-paragraph (c) is not multiplied by 1, but rather it is multiplied by (1-Acceleration Percentage). We have revised the disclosure accordingly.

i. Your Policy After Exercising the Rider (pp. 42-43):

i. In the table at the bottom of p. 42, please replace the period in the numeric figure “500.000” with a comma.

Response: We have deleted the period and replaced it with a comma.

ii.The third paragraph on p. 43, beginning “You may not request a Policy Loan….” appears to be the only paragraph addressing topics other than reduction in Policy value. Therefore, please consider moving it to the following sub-section (“Other Effects on the Policy”).

Ms. Skeen

June 8, 2016

Response: We have moved the disclosure to the “Other Effects on the Policy” subsection.

j. The Riders After Exercising the Premier LTC Rider (p. 43): The final paragraph in this sub-section (beginning “Accelerated Death Benefits may affect your eligibility….”) does not appear to deal with any potential effects on the Policy’s riders. Please explain its connection to the Policy’s rider more clearly or delete it from this section.

Response: We have deleted the final paragraph from the subsection.

k. Lapse Protection During Claim Period (pp. 43-44): Please bold the final sentence in the first paragraph of this sub-section (beginning “You may have to pay additional Premium (sic) to prevent your Policy and any Riders from lapsing….”). Please clarify what happens if the Insured dies during the Claim Period.

Response: We have bolded the sentence as requested. We have added the following sentence at the end of the paragraph: “If the Insured dies during the Claim Period, we will pay the Policy’s Death Benefit.”

l. Rider Termination (p. 44): The term “Minimum LTC Coverage Amount,” which appears in the fourth bullet point of this sub-section, is not defined. If such a minimum exists, please disclose it and include a discussion of this term in the sub- section on “LTC Coverage Amount” at pp. 39-41.

Response: We have added a definition of Minimum LTC Coverage Amount in the ‘Rider Terms’ section as follows: “Minimum LTC Coverage Amount – the minimum amount of long term care coverage available under the Rider; generally $50,000 but varies by state and is shown in your policy specifications.”

m. Lapse and Reinstatement (p. 44): In the first paragraph, please cross-reference the correct section of the prospectus regarding lapse (“Lapse and Reinstatement”). Currently, the prospectus refers to “Grace Period and Lapse.” Please also revise the “Lapse and Reinstatement” section to reflect the variations for the LTC Rider discussed here.

Response: We have revised the first sentence of the section as follows: “The Policy’s Lapsing and Reinstatement section applies to the Rider, except as follows:…” We have also revised the Policy’s Lapsing and Reinstatement section by adding the following sentence at the end of the section: “Please see Lapse and Reinstatement in the POLICY BENEFITS – Optional Benefits and Riders – Premier LTC Rider.”

n. Claims Provisions (p. 45)

i. In the first paragraph of this sub-section, beginning “We prefer to be notified as soon as you believe the Insured first becomes eligible….,”please clarify who may notify Pacific Select other than the Insured.

Response: We have revised the sentence as follows: “We prefer that either you or the Insured notify us as soon as the Insured first becomes eligible…”

ii. Please provide definitions for the capitalized terms “Claim Form” (which should be consistently capitalized) and “Proof of Loss.”

Response: We will define the terms as requested and ensure that they are capitalized throughout the document.

Ms. Skeen

June 8, 2016

iii. In the third paragraph of this sub-section, beginning “We reserve the right….”, the meaning of the phrase “during any period for which benefits are claimed” is unclear. Since the Claim Period, during which benefits are paid, does not begin until after the claim is In Good Order, the “period for which benefits are claimed” has not yet begun at that time. Please clarify.

Response: We have revised the referenced paragraph as follows: “In order to ensure that the Insured continues to meet the eligibility conditions for Rider Benefits throughout the Claim Period, we reserve the right to have the Insured evaluated by our nurse, to contact the Insured’s Physician(s) or other care provider and to review the Insured’s medical records at any time during the Claim Period.”

13. Premier Living Benefits Rider (p. 46): In the definition of the term “Licensed Health Care Practitioner,” please clarify what is meant by “immediate family member.”

Response: We have added a definition of Immediate Family Member and have capitalized the term wherever it appears in the prospectus.

14. Waiver of Charges Rider (p. 52): Please clarify the age of disability in the first paragraph at the top of p. 52. The disclosure currently states “Age 5”.

Response: We have corrected the number to read 55.

15. Allocating Premium Payments (p. 55): Please clarify that you will only keep premiums in the MMF until the end of the applicable state free look period, rather than specifying 15 days.

Response: We have revised the sentence as requested.

16. Fixed Options (pp. 70-71): Please delete the statement that “the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Options” on pp. 71 and 93.

Response: We will delete the statement as requested.

17. Separate Account (p. 93): Please clarify in the third paragraph that the company will always maintain in the Separate Account amounts equal to the reserves and other Policy liabilities of the Separate Account (i.e., amounts at least equal to the aggregate Surrender Value of the Policies funded by the Separate Account) and may only transfer to the General Account assets of the Separate Account which exceed such reserves and Policy liabilities.

Response: We will revise the fifth sentence of the paragraph as follows: “We must keep assets in the Separate Account equal to the reserves and sufficient to pay anticipated obligations under the insurance policies funded by the Separate Account and may only transfer to the General Account assets of the Separate Account which exceed such reserves and Policy liabilities.

Part C

18. Please include a power of attorney that specifically authorizes the filing of the current registration statement. At present, the registration statement incorporates by reference a power of attorney that does not cover this specific filing. See rule 483(b) under the Securities Act of 1933.

Response: We will include updated powers of attorney in a subsequent pre-effective amendment.

19. Please provide the undertaking relating to indemnification for liability required by Rule 484 under the Securities Act of 1933.

Ms. Skeen

June 8, 2016

Response: A request for acceleration pursuant to Rule 484 is not warranted at this time. The effective date of the Rider has not yet been determined. We will submit a request for acceleration once that date has been finalized.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

¡	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
¡	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
¡	Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We will make the appropriate acknowledgments when a request for acceleration is made.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-7286. Thank you.

Sincerely,

/s/ CHARLENE GRANT

Charlene Grant